November 20, 2006

Susann Reilly, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

    Re:      Signet International Holding, Inc.
            Form SB-2, Amendment 4 filed November 6, 2006
            File No. 333-134665

Dear Ms. Reilly:

We represent Signet International Holdings, Inc. (the “Company”). We are in receipt of your letter dated November 17, 2006 and the following sets forth the Company’s responses thereto:

General

1. We reissue prior comment one from our letter dated October 23, 2006. Please provide clear disclosure, as indicated in your supplemental response that the only business acquisitions will be solely of LPTV stations or other broadcast properties and that you will not enter into an acquisition that will result in a change in control.

Answer:  This section has been revised to provide clear disclosure that the only business acquisitions will be solely of LPTV stations or other broadcast properties and that you will not enter into an acquisition that will result in a change in control.

Determination of Offering Price, page 6

2. Clarify whether the private offering you reference in the following statement is the sale of the 381,000 shares beginning December 2005. If yes, reconcile the statement with other disclosure regarding the date the offering ended in the “Recent Sales of Unregistered Securities” section:

“Since our shares are not listed or quoted on any exchange or quotation system, offering price of the shares of common stock was arbitrarily determined. The offering price was determined by the price shares were sold to our shareholders in a private placement memorandum pursuant to Regulation D Rule 506 of the Securities Act of 1933 which was completed in May 2006.”

Answer: The private offering referenced in this statement is the sale of the 381,000 shares beginning December 2005 and therefore the disclosure regarding the date the offering ended has been reconciled with the “Recent Sales of Unregistered Securities” section.

Management Discussion and Analysis or Plan of Operations, page 23

3. We reissue prior comment 14 from our letter dated October 23, 2006. Provide a more detailed discussion of the time frame commencing and completing the various steps of the plan of operations. Provide the estimated expenses associated with each step and expected source(s) of funding. Provide the cash balance as of the most recent practicable date.

Answer: This section has been revised to provide a more detailed discussion of the time frame commencing and completing the various steps of the plan of operations and to disclose that the estimated expenses associated with each step will be paid from the cash on hand or from operations. This section has also been revised to provide the cash balance as of the most recent practicable date.

4. In the third paragraph, please clarify the meaning of the “next round” in the following statement:

“We anticipate that the funds we secure from our next round will enable us to purchase additional LPTV stations, some with a cash consideration, and provide additional working capital to enable us to possibly acquire some stations making losses, purchase programming and initiate Triple Play Media Operations.”

Answer: This section has been revised to clarify that this is next round of financing.

5. Clarify whether you have any specific plans to raise additional financing and state the expected source(s) of such financing, if known.

Answer: This section has been revised to clarify that the Company has not specific plans to raise additional financing and state the expected source(s) of such financing.

6. Please provide the basis for the following statement under number “3” of the fourth paragraph on page 23:

“We currently anticipate signing at least one letter of intent by the end of the year. We expect the expenses for same to be immaterial and to be paid from our current cash in hand.”

Answer:  This section has been revised to remove this disclosure since the Company does not have any definitive basis for this statement.

7. In the fifth paragraph of this section, at the top of page 24, please provide or cross reference a discussion of when you anticipate you will be able to trade on the OTCBB

Answer: This section has been revised to disclose that the process will commence when the Company’s SB’2 Registration Statement is deemed effective by the SEC.

Consolidated Statements of Operations, page F-16

8. We note your response to prior comment 17. It does not appear appropriate to consider a “cash equivalent” expense for presentation purposes, based on same amount other than fair value as determined by generally accepted accounting principles. With regard to the two transactions, you determined a fair value of $250,000 in consulting costs and $57,000 of compensation expense under GAAP. This expense should be presented in the same income statement line(s) as if it had been cash compensation. Refer to Section F of SAB 107. It is not appropriate to segregate a portion of the expense and report it as a separate line item. As discussed in our prior comment 17 (and consistent with comment 2 of our letter dated July 11, 2006); please revise to report all of the $250,000 of consultant costs and $57,000 of compensation expense in the appropriate line item under operating expense (e.g. consulting expense, officer compensation, etc.)

Answer: The consolidated statements of operations have been revised to report all of the $250,000 of consultant costs and $57,000 of compensation expense in the appropriate line item under operating expense (e.g. consulting expense, officer compensation, etc.).

Financial Statements

9. Please note the updating requirements of Item 310(g) of Regulation S-B.

Answer: The financial statements have been updated though September 30, 2006.

Part II

Recent Sales of Unregistered Securities, page II-1

10. Clarify, if true, that each of the purchasers in these offerings were sophisticated. Currently you simply indicate that the sophisticated investors completed questionnaires.

Answer: This section has been revised to disclose that each of the purchasers were sophisticated.

Exhibits

11. We reissue comment 21 from our letter dated October 26, 2006.

Answer: The Company is simultaneously filings its amended 10K and 10Q.

Very truly yours,

ANSLOW & JACLIN, LLP

By:     /s/ Gregg E. Jaclin
GREGG E. JACLIN